Notice of Objection on Merger

On December 11, 2015, POSCO executed the disclosure on resolution on merger decision as below.

(URL : http://www.sec.gov/Archives/edgar/data/889132/000130901415000792/exhibit1.htm)

If you wish to object to the merger, please contact Jayne Whalen at Computershare at 201-222-4412 for the objection form. Completed form needs to be faxed to Citibank, N.A., as Depositary, prior to 4:00 p.m. (New York City time) on January 13th, 2016 at 201-222-4593 (attn.: Jayne Whalen)